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                           July 28, 2021

       Pankaj Mohan, Ph.D.
       Chief Executive Officer
       Sonnet BioTherapeutics Holdings, Inc.
       100 Overlook Center, Suite 102
       Princeton, NJ 08540

                                                        Re: Sonnet
BioTherapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2021
                                                            File No. 333-258092

       Dear Dr. Mohan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at (202) 551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.